

Jefferson Shriver · 3rd

 **Doselva S.A.**

Co-Founder and CEO at Doselva, Social Entrepreneur

Nicaragua · 500+ connections · **Contact info**

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Revitalizing Vanilla in Uganda, a Case Study



How climate change affects coffee bean production in Nicaragua | GMA
YouTube

Many coffee drinkers don't think twice about where their coffee comes from, but...



**Doselva,
in Centra**
doselva.or

Doselva i
spice pro

Experience

 **Co-Founder and CEO**



Doselva S.A.
Mar 2017 – Present · 4 yrs
Granada, Nicaragua

Doselva is an anchor business for smallholder spice farmers in Central America and a trusted supplier of high quality, traceable organic spices for premium international markets.

As a social enterprise, Doselva strives to be an engine for local economic development and biodiversity enhancement, improving smallholder farmer incomes and expanding climate resilient, forested landscapes in Central America.

Doselva is a U.S. registered Public Benefit Corporation (PBC) and a Nicaragua regist …see more

Owner
Gaia Forest Cafe and Farm
May 2006 – Present · 14 yrs 10 mos
Diriamba, Carazo, Nicaragua

Gaia Forest is a cafe and natural foods store in Granada, and also a 100-acre organic, bird friendly-certified farm with a multi-story agroforestry canopy. At Gaia over 130 species of birds have been identified and over 70 tree species blanket the landscape. Crops produced include coffee, turmeric, vanilla, ginger, cardamom, avocado, banana, vanilla, seasonal fruits …see more

 **Go home - Gaia Forest**

Catholic Relief Services
10 yrs 3 mos



Senior Technical Advisor, Value Chains
Jan 2014 – Jul 2020 · 6 yrs 7 mos
Managua, Nicaragua

Provide leadership within a global agricultural team to provide methods, tools, and training to help small farmers become relevant value chain actors and to achieve more durable market linkage to higher value markets and more formal buyers. Develop longstanding partnerships with leading corporations, social investment funds, and traders at the domestic and …see more

    +2

Regional Technical Advisor for Agro-Enterprise and Climate Change
May 2010 – Dec 2013 · 3 yrs 8 mos

Design value chain and climate change programming embracing the triple bottom line of people, planet, and profit. Recent initiatives: coffee and mango value chains in Haiti, cocoa and passion fruit in Nicaragua and El Salvador, vanilla in Madagascar, coffee in Colombia and Ecuador, and carbon credit and climate change adaptation programs with coffee far …see more



Catholic Relief Services
5 yrs 8 mos



Chief of Party, USAID funded Agro-Enterprise initiative ACORDAR
Mar 2007 – Mar 2010 · 3 yrs 1 mo

☰ Overall responsibility of CRS-led, public-private sector consortium of 20 organizations (PVO, national NGO, rural enterprise, and private sector actors) to implement $27.5 million, 2.5 year agro-enterprise initiative ($19.8 million in leveraged funds, $7.6 in USAID funds) to increase incomes, capacities and employment of 5,400 small farmers nationwide. Cι ...see more



Deputy Country Director
Aug 2004 – Mar 2007 · 2 yrs 8 mos

☰ Directed CRS Development Activities Program (DAP Title II) to ensure program quality and USAID grant compliance across agriculture, commercialization, microfinance, health, and civil society sectors for $2.5 million annual budget
☰ Supervised staff of 5 program sector managers   ...see more

Associate Director for Latin America
Lutheran World Relief
Aug 2002 – Aug 2004 · 2 yrs 1 mo

Education

American University
Masters, Global Environmental Policy
2002 – 2005

Whitworth University
BA, International Studies



